UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

April 7, 2023
(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
Net Asset Value ("NAV") Per Share
On April 6, 2023, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the "Manager") approved the NAV per share of the common shares of Jamestown Invest 1, LLC (the "Company") of $12.35 as of March 31, 2023. As described in the Company's Offering Circular, the purchase price of the Company's common shares is equal to the greater of (i) $10.00 or (ii) NAV per share as most recently announced as of the date of subscription. Accordingly, such purchase price will be adjusted to $12.35 per share, beginning on April 7, 2023 and will be effective until updated by us on June 30, 2023, or within a commercially reasonable time thereafter, unless updated by us prior to that time.
NAV per share is calculated by taking the total value of the Company's assets less the total value of the Company's liabilities, divided by the number of the Company's shares outstanding as of March 31, 2023. The Company's NAV per share is calculated by an internal valuation process that reflects several components, as described in the Company's Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company's NAV per share as of March 31, 2023 decreased by $0.18 since December 31, 2022, primarily driven by the accrual of quarterly distributions announced on March 31, 2023.
Real Estate Valuation - The current quarter-end valuation of Southern Dairies of $50.4 million reflects a $0.1 million or 0.2% increase in the asset's gross value compared to the prior quarter-end valuation of $50.3 million.1 This quarter’s valuation is based on a third-party appraisal and reflects updated market leasing, discount rate, and terminal capitalization rate assumptions.
Debt Valuation - As of the date of this report, the Federal Reserve has increased the target federal funds interest rate to a range of 4.75% to 5.00% from nearly zero a year ago. The increases in benchmark rates increase the cost of borrowing for floating rate loans. As a result of the interest rate swap put in place in April 2020, $21.2 million of the $25.8 million loan bears a fixed rate of 2.683% through 2025, while the remaining balance bears a floating rate.2,3 The value of the interest rate swap on the fixed portion of the loan and the value of our underlying debt fluctuate with market conditions, affecting our overall debt valuation. Due to the decreased value of the swap (a $1.2 million asset as of March 31, 2023) as compared with the quarter ended December 31, 2022, our debt valuation had an approximate $157,000 unfavorable impact on our NAV.
Status of Our Public Offering
As previously discussed in the Offering Circular, the Company commenced its public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in its common shares on November 27, 2019. Prior to commencing its public offering, the Company had raised $5,501,000 through a private placement.
As of March 31, 2023, the Company had raised public offering proceeds of $5,716,110 and had issued 552,129 of its common shares in the public offering. In total, the Company has raised $11,217,110 in offering proceeds and issued 1,102,229 of its common shares through both the private placement and the public offering, excluding any units redeemed.
The terms of the public offering indicate that the public offering will terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided, however, that the Company's manager may terminate the public offering at an earlier time.
The Manager believes the Fund has sufficient cash to complete the remaining portion of the business plan and therefore stopped accepting new investments as of July 12, 2022.

Additionally, the Manager has decided not to pursue an additional acquisition as the current capital market environment has limited opportunities that meet the required investment criteria.

1 Shown at 100% property level. Jamestown Invest 1, LLC owns a 51% interest in the Property.
2 The Company's total outstanding principal balance of debt is $25,817,000 (100% property level), or $13,166,670 at its 51% ownership share as of March 31, 2023. Accordingly, the Company's portfolio leverage ratio is 46.8% as of March 31, 2023 (calculated as the Company's share of outstanding debt of $13,166,670 divided by its share of gross asset value of $28,113,796).
3 Of the Company's total $25,817,000 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% fixed by an interest rate swap, and $4,577,000 bears floating rate interest at 30-day LIBOR plus 1.55%. Accordingly, the total weighted average interest rate was 3.34% based on rates as of March 31, 2023.

Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of March 31, 2023 the Property is 90.3% leased with a weighted average lease term of 6.8 years. A video production and creative company vacated 4,994 square feet of space upon their lease expiration in February 2023. Despite a decrease in occupancy from 96% in the prior quarter, several leasing tours have been completed at the property with prospective tenants.
Collections
Rent collection at the Property was strong throughout the quarter ending March 31, 2023. As a result, approximately 94% of tenants met their rent obligations.
Parking Upgrades
During the quarter ended March 31, 2023, the Property yielded approximately $28,000 in transient parking revenue. Increased traffic to the Property resulted in a more than 57% year-over-year increase in transient parking revenue when compared to 2022.
Property Activations

The Property is hosting weekly food trucks, offering tenants a great way to enjoy various local food options. On March 16, 2023, Chef Al’s Bar-B-Q and Soul Food Catering Truck provided customers with an excellent culinary experience.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	4/07/2023

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
4